PricewaterhouseCoopers LLP
Chartered Accountants
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250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
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CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in Pacific Rim Mining Corp.’s Annual Report on Form 40-F and to the incorporation by reference in registration statement on Form S-8 (File no. 333-100832) of our report dated July 18, 2008 relating to the consolidated financial statements for each of the years in the two-year period ended April 30, 2008 and the effectiveness of internal control over financial reporting of Pacific Rim Mining Corp. as of April 30, 2008.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
July 25, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.